

06040015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2005

Or

PROCESSED

£ JUN 2 6 2006

THOMSON
FINANCIAL

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 *(No fee required)*

For the transition period from _____ to _____

Commission file number: 001-03761

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TI 401(k) SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXAS INSTRUMENTS INCORPORATED
12500 TI Boulevard
P.O. Box 660199
Dallas, Texas 75266-0199

143555



■ Ernst & Young LLP
Suite 1500
2100 Ross Avenue
Dallas, Texas 75201

■ Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Registered Public Accounting Firm

The Administration Committee
TI 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TI 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Ernst + Young LLP

May 18, 2006

0512-0699916

TI 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2005	**2004**
	(In thousands)	
Assets		
Plan interest in Texas Instruments Incorporated Defined Contribution Plan Master Trust	**$ 1,383,943**	$ 1,225,335
Participant loans	**21,643**	23,860
Dividends and interest receivable	**601**	264
Total assets	**1,406,187**	1,249,459
Liabilities		
Accrued expenses	**240**	87
Net assets available for benefits	**$ 1,405,947**	$ 1,249,372

See accompanying notes.

TI 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005
(In thousands)

Plan interest in net investment income from Texas Instruments Incorporated Defined Contribution Plan Master Trust	$ 229,071
Interest income on participant loans	1,308
Contributions:	
Employer	7,017
Participant	30,497
Rollover	21
	37,535
Benefits paid to participants	(109,932)
Transfer of net assets between plans within the Master Trust	(772)
Administrative expenses	(635)
	(111,339)
Net increase	156,575
Net assets available for benefits:	
Beginning of year	1,249,372
End of year	$ 1,405,947

See accompanying notes.

TI 401(k) Savings Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

The following description of the TI 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was adopted effective January 1, 1973, by Texas Instruments Incorporated and participating subsidiaries (TI or the Company). Effective January 1, 1998, the Company adopted the TI U.S. Employees Retirement and Profit Sharing Plan (named TI Contribution and 401(k) Savings Plan effective July 1, 2000; hereafter, the "Contribution and 401(k) Plan"). Prior to January 1, 1998, each participant was given an election to either remain in the Plan or discontinue participation and have assets representing the value of his or her Plan accounts transferred into the Contribution and 401(k) Plan. Such assets were transferred to the Contribution and 401(k) Plan effective January 5, 1998. The Company closed the Plan to new participants as of December 1, 1997.

In the fall of 2000, Texas Instruments Tucson Corporation employees who were participants in the Burr-Brown Corporation's Pension Plan (which was merged into the TI Employees Pension Plan effective January 1, 2001) and who elected to continue accrual of accumulation of credited service under the Burr-Brown Corporation's Pension Plan, could elect, effective January 1, 2001, to become participants in the Plan.

Additionally, account balances of Texas Instruments Tucson Corporation employees who were participants in the Burr-Brown Corporation Future Investment Trust (the BBC FIT Plan) and who did not elect to take a distribution from the BBC FIT Plan by August 2, 2002, were transferred to either the Plan or the Contribution and 401(k) Plan on August 19, 2002.

Effective January 1, 2002, the Plan was amended and restated to incorporate subsequent amendments to the Plan, to comply with changes in applicable law, and to make certain other changes subject to the approval of the IRS.

The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the Administration Committee and the Retirement Investment Committee of the Company.

4

1. Description of the Plan (continued)

Eligibility/Participation

Participants in this Plan are those individuals who were participants in the Plan on December 1, 1997, and who, as of December 12, 1997, elected to continue participation in this Plan and not participate in the Contribution and 401(k) Plan or those Texas Instruments Tucson Corporation employees who elected to begin participating in the Plan on January 1, 2001, or were transferred into the Plan on August 19, 2002. Former participants in this Plan who elected to participate in the Contribution and 401(k) Plan by December 12, 1997, are ineligible to become participants in the Plan.

Participants' Accounts

Participants may have one or more of the following accounts within the Plan: a 401(k) Account, which consists of 401(k) contributions, employer matching contributions, and rollovers from other qualified plans; a Contribution Account for contributions made pursuant to the Contribution and 401(k) Plan that were subsequently transferred to the Plan; a Universal Profit Sharing Account (Profit Sharing Account); and a Voluntary Employee Contribution Account (VEC Account).

Each participant's 401(k) Account is credited with the participant's salary deferrals, employer matching contributions, and earnings and losses thereon. Each participant's Profit Sharing Account, Contribution Account, and VEC Account are credited with earnings and losses. Allocations of Plan earnings and losses are based on account balances. Expenses of administering the Plan and trust are deducted from participants' accounts to the extent not paid by the Company.

Contributions

The Plan receives contributions from TI and from eligible TI employees. Participant contributions are made through periodic payroll deductions, which are limited to the lesser of the amount permitted by Plan provisions or the Internal Revenue Code (the Code) limitation ($14,000 for 2005). Such contributions are credited to each participant's 401(k) Account. The maximum contribution rate is 50% of the participant's compensation, as defined by the Plan.

0512-0699916

1. Description of the Plan (continued)

The Plan offers catch-up contributions (contributions in excess of the limits discussed in the preceding paragraph, which contributions are described in the Economic Growth and Tax Relief Reconciliation Act of 2001) to participants who attained age 50 or older before the close of the Plan year.

TI matches a participant's salary deferrals in an amount equal to 50% of the participant's salary deferrals, provided that the aggregate match not exceed 2% of the participant's eligible compensation, as defined by the Plan, for the Plan year. For the Texas Instruments Tucson Corporation participants who elected to participate in the Plan, TI matches a participant's salary deferrals in an amount equal to 25% of the participant's salary deferrals not to exceed 3.75% of the participant's eligible compensation, as defined by the Plan, for the Plan year. The employer matching contributions are credited to each participant's 401(k) Account.

Prior to 1999, profit sharing contributions were made to a Profit Sharing Account for eligible employees. Effective January 1, 1999, the Plan was amended such that Company profit sharing contributions shall no longer be made.

Contributions to the VEC Account were discontinued as of January 1, 1987.

Investments

All investment assets of the Plan are held in various investment accounts of the Texas Instruments Incorporated Defined Contribution Plan Master Trust (Master Trust) under a trust agreement with Northern Trust Company (Northern Trust). The assets of the Contribution and 401(k) Plan are also held in the Master Trust. Investments in the Master Trust as of December 31, 2005 and 2004, are presented in Note 3. Plan ownership in the Master Trust is denominated in units. Units represent the value of participants' accounts in the Plan.

Interest and dividends and net appreciation (depreciation) in fair value of investments are allocated among the participating plans in the Master Trust based on the respective number of units held by each plan. Administrative expenses are allocated on a per participant basis. Contributions received, benefits paid, and directly attributable expenses of the participating plans effectively increase or decrease the number of units held by each plan.

0512-0699916

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants may direct contributions and salary deferrals to be invested in and transferred among various investment funds currently provided.

Participant Loans

Each loan shall be deducted from a participant's account, as defined in the Plan document, shall be secured by that portion of the participant's vested account balance deducted for the loan, and shall be made for such periods of time, not to exceed five years (except in the case of a residential loan), upon such rate of interest, and subject to other limitations, terms, and conditions as the Administration Committee shall determine. The amount of loans available for each participant is limited, as described in the Plan document. Principal and interest are repaid through payroll deductions. All loans initiated subsequent to July 31, 2001, will become due and payable upon termination of employment if not due and payable by their terms before such time.

Distributions and Vesting

Upon termination of employment and after completion of five years of credited service, participants are entitled to a distribution of the full amount of their Contribution Account. A participant who has not completed five years of credited service, and who terminates other than by reason of retirement, death, or permanent disability, shall be entitled to receive a portion of his or her Contribution Account based on the years of credited service for vesting, as described in the Plan document. Notwithstanding the foregoing, a participant shall be fully vested in all amounts in his or her Contribution Account upon the attainment of age 65.

Participants are 100% vested in their 401(k), VEC, and Profit Sharing Accounts, and no forfeitures of a vested interest in such accounts shall take place for any reason under this Plan. Upon termination of employment of any participant, the participant shall be entitled to receive the full amount of these accounts subject to repayment of outstanding loans.

Upon termination of employment because of retirement, permanent disability, or death, the full amount of his or her Plan accounts shall be payable to the participant or, in case of death, to the beneficiary, subject to applicable laws and the repayment of outstanding loans.

A participant whose account balances total less than $1,000 will receive an automatic distribution 90 days after the date of his or her termination.

0512-0699916

1. Description of the Plan (continued)

Withdrawals

A participant, while employed, has the right to withdraw an amount from his or her 401(k) Account and the vested interest in his or her Contribution Account on or after the earlier of his or her (i) attainment of age 59 1/2 years or (ii) becoming entitled to a distribution in accordance with the Plan provisions. A participant, while employed, has the right to withdraw an amount from his or her 401(k) Account and the vested interest in his or her Contribution Account at any time after being determined to be disabled. A participant may withdraw an amount from his or her Profit Sharing Account at any time. Such withdrawals must equal at least the lesser of $500 or the entire amount available for withdrawal.

A participant has the right to withdraw any amount from his or her VEC Account at any time with a minimum withdrawal amount of $500 or 100% of the account balance.

Certain further limitations on withdrawals are described in the Plan document.

Transfers Between Plans within the Master Trust

An employee who has incurred a break in credited service, as defined in the Plan document, shall not participate in the Plan during the break in credited service. Former participants and employees who have satisfied the requirements for participation in the Plan prior to incurring a break in credited service and who following such break again become employees shall not be eligible to again participate in the Plan. Upon rehire, such employee's Plan accounts shall be transferred to and the employee shall begin participating in the Contribution and 401(k) Plan. Included in the statement of changes in net assets available for benefits are transfer amounts from the Plan to the Contribution and 401(k) Plan representing the participant account balances of employees whom the Company has rehired.

Termination of the Plan

Although there is no current intention to do so, TI may discontinue the Plan by giving written notice to the Administration Committee and Plan trustee, subject to the provisions of ERISA. In the event of Plan termination, all participants are 100% vested in their account balances.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The investments are valued at fair value using quoted market prices for TI and other common stocks. Registered investment company shares are valued at fair value using published market prices, which represent the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at fair value based on the underlying investments of the trusts as determined by the sponsor of the trust. Cash equivalents are valued at cost, which approximates fair value. Participant loans are valued at their unpaid principal balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Related-Party Transactions

Certain Plan investments in the common/collective trusts are managed by Northern Trust. Northern Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan's assets are invested in the Company's common stock. Because the Company is the Plan sponsor, transactions involving the Company's common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Interest in Master Trust

The Plan's investments are held in the Master Trust, which was established for the investment of assets of the Plan and the Contribution and 401(k) Plan sponsored by TI (see Note 1). The two participating plans have an undivided interest in the Master Trust. At December 31, 2005 and 2004, the Plan's percentage interest in the net assets of the Master Trust was approximately 43% and 44%, respectively.

The following table presents the fair values of the investments for the Master Trust as of December 31:

| | Master Trust | |
	2005	2004
	(In thousands)	
Texas Instruments Incorporated Defined Contribution Plan Master Trust:		
Cash and cash equivalents	$ 13,755	$ 10,079
TI common stock	1,697,404	1,514,095
Registered investment companies	31,440	17,601
Common/collective trusts	1,460,797	1,240,715
Other common stocks	28,061	18,993
Other investments	2,663	807
	$ 3,234,120	$ 2,802,290

10

0512-0699916

3. Interest in Master Trust (continued)

The following table presents investment income (loss) for the Master Trust for the year ended December 31, 2005 (in thousands):

Net appreciation in fair value of TI common stock	$ 429,815
Net appreciation in fair value of registered investment companies	1,036
Net appreciation in fair value of common/collective trusts	76,631
Net depreciation in fair value of other common stocks	(209)
Net depreciation in fair value of other investments	(113)
Interest and dividends	8,594
	$ 515,754

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 21, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

5. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31	
	2005	2004
Net assets available for benefits per the financial statements	$ 1,405,947	$ 1,249,372
Less: Benefits payable	(53)	(24)
Net assets available for benefits per the Form 5500	$ 1,405,894	$ 1,249,348

11

5. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

	Year ended December 31, 2005
Benefits paid to participants per the financial statements	$ 109,932
Add: Benefits payable at end of year	53
Less: Benefits payable at beginning of year	(24)
Benefits paid to participants per the Form 5500	$ 109,961

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31 but had not been paid as of that date.

6. Subsequent Event

On April 27, 2006, the Company announced it had completed the sale of substantially all of its Sensors & Controls segment to affiliates of Bain Capital, LLC. The former Sensors & Controls business adopted the name Sensata Technologies ("Sensata"). Plan participants who were included in this sale were given the option of transferring their accounts to Sensata's qualified defined contribution plan. The impact to the Plan's assets is not yet known.

0512-0699916

Supplemental Schedule

TI 401(k) Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held At End of Year)

EIN: 75-0289970
Plan #: 017

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
				(In thousands)
*	Participants	Loans with interest rates ranging from 5% to 10%	$ –	$ 21,643

* Indicates party-in-interest to the Plan.

EXHIBITS

Designation of Exhibit in this Report	Description of Exhibit
-----------------	--
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TI 401(K) SAVINGS PLAN

By: *Susan E. Alberti*

Susan E. Alberti
Chair, Administration Committee

Date: June 20, 2006

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-54615) pertaining to the TI 401(k) Savings Plan of our report dated May 18, 2006, with respect to the financial statements and schedule of the TI 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

/s/ Ernst & Young LLP

Ernst + Young LLP

Dallas, Texas
June 20, 2006

0512-0699916